EXHIBIT 5.2
OPINION OF ROPES AND GRAY LLP
December 12, 2005
BTU International, Inc.
23 Esquire Road
North Billerica, MA 01862-2596
Re: BTU International, Inc. Registration Statement on Form S-3 (Registration No. 333-129766)
Ladies and Gentlemen:
This opinion is furnished to you in connection with the above-referenced registration statement (the “Registration Statement”) and the prospectus dated December 12, 2005 (the “Prospectus”) filed with the Commission by the Company pursuant to Rule 424 promulgated under the Securities Act of 1933, as amended. The Prospectus relates to the offering by the Company of 1,250,000 shares of the Company’s common stock (1,437,500 shares if the underwriter’s over-allotment option is exercised in full), $0.01 par value per share (the “Shares”), which Shares are covered by the Registration Statement. We understand that the Shares are to be offered and sold in the manner described in the Prospectus.
We have acted as counsel for the Company in connection with the issuance of the Shares. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary. The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws.
Based upon and subject to the foregoing, we are of the opinion that the Shares, when sold as described in the Prospectus, will be duly authorized, validly issued, fully paid and non-assessable.
We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the Prospectus under the caption “Validity of Common Stock.”
Very truly yours,
/s/ Ropes & Gray LLP
Ropes & Gray LLP